Filed by Two Way TV (US), Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interactive Network, Inc.
Commission File No. 333-70250

Interactive Network, Inc. and Two Way TV (US), Inc. Complete Proxy Statement/Prospectus; Two Way TV (US) Registration Statement on Form S-4 Declared Effective: Interactive Network, Inc. Sets March 21, 2002 for Special Meeting of Shareholders to Vote on Proposed Merger with Two Way TV (US), Inc.

LOS ANGELES AND LOS ALTOS, CALIFORNIA, February 20, 2002 — Interactive Network, Inc. (OTCBB: INNN) and Two Way TV (US), Inc. (formerly named TWIN Entertainment, Inc.) today announced that they had completed their proxy statement/prospectus describing their proposed merger and that Two Way TV (US)'s Registration Statement on Form S-4 in connection with the proposed merger was declared effective by the Securities and Exchange Commission at 5:00 p.m. EST on February 11, 2002. The proxy statement/prospectus was mailed to shareholders of Interactive Network beginning February 13, 2002.

Interactive Network has scheduled the special meeting at which its shareholders will consider the merger for March 21, 2002 at 10:30 a.m., Pacific time, at the Hotel Sofitel, 8555 Beverly Boulevard, Los Angeles, California 90048. The merger is contingent upon, among other things, the approval of Interactive Network, Inc. shareholders, the fulfillment of standard requirements and the granting of any required regulatory approvals. Interactive Network shareholders of record at the close of business on February 5, 2002 will be eligible to vote at the special meeting.

About Two Way TV (US), Inc.

Two Way TV (US) is a joint venture between Interactive Network, Inc. www.interactivenetwork.net and Two Way TV Limited www.twowaytv.com, which were among the first interactive and enhanced television companies. Based in Los Angeles, California, Two Way TV (US) dedicates its resources to developing multi-player interactive TV applications, enhanced TV games played in conjunction with live and scheduled television broadcasts and on-demand entertainment content for an interactive audience. Two Way TV (US) works with broadcasters, networks and programmers to enable interactive TV, and to enrich their products and improve their brand loyalty. Two Way TV (US), Interactive Network, Inc. and Two Way TV Limited have entered into a merger agreement which contemplates the merger of Interactive Network, Inc. into Two Way TV (US). The merger is contingent upon, among other things, the approval of Interactive Network, Inc. shareholders and any required regulatory approvals. More information on Two Way TV Inc. (US) is available at http://www.twowaytvus.com.

About Interactive Network, Inc.

Interactive Network (www.interactivenetwork.net) was incorporated in 1986 and has been publicly traded since 1991. INNN holds core patents in the field of interactive television. It helped pioneer and introduce interactive TV technology by providing an interactive service that ultimately delivered more than 40 hours of daily interactive content to six major cities in the early '90s.

Shows made by Interactive Network included major sporting events, game shows, murder mysteries, soap operas, education and children's programs, news broadcasts and many TV specials. Its major corporate shareholders are AT&T (NYSE:T), Motorola (MOT), General Electric (NYSE:GE), Sprint (FON), Gannett (GCI) and A.C. Neilsen.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including descriptions of the structure and terms of transactions that may occur in the future. These statements are not historical facts and include expressions of management's expectations about transactions, which are subject to various contingencies. Such forward-looking statements involve certain risks and uncertainties. The actual structure and terms of the transactions may differ materially from those discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the terms and structure as a result of any applicable regulatory requirements and policy and changes in the businesses and operations of Interactive Network, Two Way TV (US) or related third parties. These entities assume no obligation for updating such forward-looking statements at any time.

CONTACT:	Bob Gold & Associates (for Two Way TV (US))
Keith Swenson, 310/320-2010
 Keith@bobgoldpr.com
or
Two Way TV Ltd.
Rod Powell, 011-44-208-433-6311/6312
 press@twowaytv.com
or
Interactive Network
Bruce W. Bauer, 650/947-3345
bwb@interactivenetwork.net
URL:	http://www.businesswire.com

On February 12, 2002, Interactive Network and Two Way TV (US) filed a definitive, final proxy statement/prospectus concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus, including the section entitled "Risk Factors and Other Considerations," and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. Read the proxy statement/prospectus carefully before making a decision concerning the merger.